

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Matt Lourie
Chief Financial Officer
EBET, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

  Re: EBET, Inc.
   Registration Statement on Form S-1
   Filed March 17, 2023
   File No. 333-270668

Dear Matt Lourie:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rucha Pandit at (202) 551-6022 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Cavas Pavri